SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70 - NIRE 29300006939

A PUBLICLY HELD COMPANY - CVM Code No. 00482-0

NOTICE TO SHAREHOLDERS

DISTRIBUTION OF DIVIDENDS

Braskem S.A. (“Braskem”) hereby informs its shareholders that the Annual General Meeting held on April 29, 2011 approved the proposal for distribution of dividends regarding the fiscal year ended on December 31, 2010, in the total amount of six hundred and sixty-five million, six hundred and thirty thousand, seven hundred and ninety-five Reais and forty-nine centavos (R$ 665,630,795.49), corresponding to forty percent (40%) of the adjusted net profits for 2010.

Pursuant to the Company’s Bylaws, the gross amount of dividends to be paid to shareholders holding, on the base dates set out below, common shares, class “A” and “B” preferred shares and American Depositary Receipts (ADRs), corresponds to: i)  R$ 0.833247140 per share, for common and class “A” preferred shares; ii)  R$ 0.601988304 per share, for class “B” preferred shares; and iii)  R$ 1.666494280 per ADR.

As approved at the Meeting, payment shall begin as of May 10, 2011, with no withholding income tax, pursuant to the laws and regulations in force, and without interest or monetary adjustment. As of May 02, 2011, common shares and class “A” and “B” preferred shares, as well as ADRs, will be traded as “Ex-Dividends”, where April 29, 2011 shall be deemed the “Brazilian Record Date” and May 09, 2001 shall be deemed the “US Record Date”, so as to comply with the obligations assumed by reason of the ADR program maintained by Braskem in the United States of America.

Due to reasons of an operational nature, the conversion of class “B” preferred shares into class “A” preferred shares shall be suspended from May 02 to May 10, 2011.

Banco Itaú Unibanco S.A. will be at the disposal of the Shareholders to clarify any doubts through telephone number (11) 5029.7780 or at the Places of Services to Shareholders located in the Branches at the following addresses:

AGÊNCIA ESPECIALIZADA VALORES MOBILIÁRIOS BRASÍLIA
SCS Quadra 3 – Edif. D’Angela, 30 – Bloco A, Sobreloja
Centro – Brasília/DF
CEP: 70300-500

AGÊNCIA ESPECIALIZADA VALORES MOBILIÁRIOS BELO HORIZONTE
Av. João Pinheiro, 195 – Subsolo
Centro – Belo Horizonte/MG
CEP: 30130-180

AGÊNCIA ESPECIALIZADA VALORES MOBILIÁRIOS CURITIBA
R. João Negrão, 65 – Sobreloja
Centro – Curitiba/PR
CEP: 80010-200

AGÊNCIA ESPECIALIZADA VALORES MOBILIÁRIOS PORTO ALEGRE
R. Sete de Setembro, 746 – Térreo
Centro – Porto Alegre/RS
CEP: 90010-190

AGÊNCIA ESPECIALIZADA VALORES MOBILIÁRIOS RIO DE JANEIRO
R. Sete de Setembro, 99 – Subsolo
Centro – Rio de Janeiro/RJ
CEP: 20050-005

AGÊNCIA ESPECIALIZADA VALORES MOBILIÁRIOS SÃO PAULO
R. Boa Vista, 176 – 1 Subsolo
Centro - Sao Paulo/SP
CEP: 01092-900

AGÊNCIA ESPECIALIZADA VALORES MOBILIÁRIOS SALVADOR
Av. Estados Unidos, 50 - 2º andar - (Ed. SESQUICENTENÁRIO)
Comércio - Salvador/BA

São Paulo/SP, April 29, 2011.

Marcela Aparecida Drehmer Andrade

Investors Relations Officer

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 03, 2011
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.